

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2022

Deborah O'Connor
Chief Financial Officer
ACCO Brands Corporation
Four Corporate Drive
Lake Zurich, Illinois 60047

> **Re: ACCO Brands Corporation**
> **Form 10-K for the Year Ended December 31, 2021**
> **Form 8-K furnished August 8, 2022**
> **File No. 001-08454**

Dear Deborah O'Connor:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Financial Statements
Notes to Consolidated Financial Statements
7. Stock-Based Compensation
Stock Options, page 52

1. Please tell us in sufficient detail how you determined it was appropriate to use the simplified method in determining the expected term of your stock option grants. See SAB Topic 14D.

12. Income Taxes, page 59

2. We note your disclosure on page 60 that the decreased effective tax rate for 2020 is due to changes in deferred taxes resulting from statutory rate changes and a release of an income tax valuation allowance. However, we note no significant change in your valuation

allowance per pages 61 and 84, yet the more significant change in your taxes for 2021 per the reconciliation of the statutory rate to the effective rate on page 59 is from the change in valuation allowance versus the change in statutory rates. Please provide further details on the nature of the change in the valuation allowance including how a $2.2 million change per page 84 resulted in a significant reduction in your tax expense for 2021.

19. Commitments and Contingencies, page 72

3. Your disclosure indicates that your Tilibra subsidiary received a favorable decision in the Brazilian courts resulting in $10.7 million by way of future tax credits. Please tell us whether you recorded this decision in your financial statements. If so, please provide detail on how you recorded the decision.

Form 8-K furnished August 8, 2022

Exhibit 99.1 , page 14

4. We note that your reconciliation of free cash flow includes adjustments for the payment of contingent consideration. Since free cash flow is typically calculated as cash flow from operations adjusted by capital expenditures and your definition of free cash flow differs from the typical definition per Question 102.07 of the May 2016 C&DI on non-GAAP measures, please revise to retitle this measure.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing